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                            UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
               Under the Securities Exchange Act of 1934
                         (Amendment No. ___)*

                             SCHEDULE 13D

           Digital Communications Technology Corporation
--------------------------------------------------------------------------------
                           (Name of Issuer)

                                COMMON
--------------------------------------------------------------------------------
                    (Title of Class of Securities)

                             25 3825 10 2
--------------------------------------------------------------------------------
                            (CUSIP Number)

                            Kevin B. Halter
              16910 Dallas Parkway, Suite 100, Dallas, Texas 75248
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                          and Communications)

                           January 14, 1999
--------------------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ___.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

SEC 1746 (9-88) 1 of 4

 SCHEDULE 13D
CUSIP No. 25 3825 10 2
Page 2 of 4 Pages
- -----------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
                        Douglas E. McElroy
- ------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
- -----------------------------------------------------------------------------
3 SEC USE ONLY
- -----------------------------------------------------------------------------
4 SOURCE OF FUNDS* PF
- -----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
- -----------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
- -----------------------------------------------------------------------------
NUMBER OF                  7 SOLE VOTING POWER
SHARES BENEFICIALLY                    75,100
OWNED BY EACH             -----------------------------------------------------
REPORTING                  8 SHARED VOTING POWER
PERSON                                 0
WITH                      ------------------------------------------------------
                           9 SOLE DISPOSITIVE POWER
                                       75,100
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER
                                       0
- -----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       75,100
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 3 of 4

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $.002 (the "Common Stock") of Digital Communications Technology Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are at 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

Item 2. Identity and Background

(a) Douglas E. McElroy (the "Reporting Person")
(b) 11 Cambridge Blvd., Pleasant Ridge, MI  48069
(c) Director, Accounting Systems and Procedures, Textron Automotive Company
    750 Stephenson Hwy, Troy, MI  48084
(d) The Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

Between January 7, 1999 and January 14,1999, the Reporting Person, using personal funds, purchased 75,100 shares of Common Stock in open market transactions for $5,025, as follows:


                               Number of Shares
             Date                 Purchased        Purchase Price

            1/13/99                35,000            $   2,170.00
            1/14/99                10,000                  720.00
            1/15/99                 5,000                  360.00
            1/19/99                 5,000                  460.00
            1/20/99                 5,100                  424.00
            1/21/99                15,000                1,380.00


Item 4. Purpose of Transactions

The Reporting Person has acquired the Common Stock for investment purposes only.

Item 5. Interest in Securities of the Issuer

(a) 75,100 shares of Common Stock are beneficially owned, directly or indirectly, by the Reporting Person, or 9.9% of the Company's 754,000 issued and outstanding shares of Common Stock.
(b) The Reporting Person has the sole power to vote and dispose 75,100 shares of Common Stock.
(c) There have been no transactions by the Reporting Person in the Common Stock effected in the last sixty (60) days.
(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to Be Filed as Exhibits

     None.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, correct and complete.

                                       /s/ Douglas E. McElroy
                                ---------------------------------------


Dated: February 1, 1999